UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 001-41207
CUSIP NUMBER G3302D 103

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

FGI Industries Ltd.
Full Name of Registrant

Former Name if Applicable

906 Murray Road
Address of Principal Executive Office (Street and Number)

East Hanover, NJ 07869
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

FGI Industries Ltd. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Annual Report”) within the prescribed time period without unreasonable effort and expense because it requires additional time to complete the preparation of its financial statements. As a result of the foregoing, Marcum LLP, the Company’s independent registered public accounting firm, has not yet completed its audit procedures.

The Company expects to file the Annual Report as soon as reasonably practicable, and at this time the Company anticipates that it will be able to do so within the extension period of fifteen calendar days provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John Chen	973	428-0400
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following financial information is expected for the year ended December 31, 2022:

•	Total revenue for the 12 months ended December 31, 2022 of $161.7 million, compared to $181.9 million in 2021, a decrease of 11.1%.
•	Net income for the 12 months ended December 31, 2022 of $3.7 million, or $0.39 per basic and $0.39 per diluted share, compared to net income of $7.9 million, or $1.13 per basic and diluted share in 2021.
•	Cash and cash equivalents were $10.1 million, net accounts receivable was $14.3 million, and total debt was $9.8 million, as of December 31, 2022.
•	Gross margin of 19.5% for the 12 months ended December 31, 2022, compared to 17.7% in 2021.
•	Research and development expense for the 12 months ended December 31, 2022 of $1.1 million, compared to $0.6 million in 2021.
•	Selling, general and administrative expense for the 12 months ended December 31, 2022 of $25.4 million, compared to $23.8 million in 2021.

The foregoing financial information is unaudited and subject to change in connection with the completion of the preparation of the Company’s financial statements and assessment of the Company’s internal controls over financial reporting and completion of the audit thereto, and actual results may vary from the foregoing.

This filing contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including, but not limited to, statements about the anticipated timing of the filing of the Company’s Annual Report and the estimated results of operations. These statements are based upon the current beliefs, expectations, and assumptions of management and are subject to significant risks, uncertainties, and changes in circumstances that could cause actual outcomes and results to differ materially from the forward-looking statements. Further, the estimated revenue and net income amounts for 2022 are preliminary, have not been audited and are subject to change in connection with the completion of the Company’s financial statements for the fiscal year ended December 31, 2022. The preliminary figures may differ materially from the actual results that will be reflected in the Company’s financial statements when they are completed and publicly disclosed. Accordingly, you should not place undue reliance on this information. Additional information and disclosures would be required for a more complete understanding of the Company’s financial position and results of operations for 2022.

FGI Industries Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2023	By:	/s/ John Chen
John Chen
Executive Chairman